
SECURITIES AND EXCHANGE COMMISSION
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MAR 01 2017
15 REGISTRATIONS BRANCH



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68358

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MCS Capital Markets LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Knox **(212) 659-2022**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MCS CAPITAL MARKETS LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):** **Page**

			Page
[x]		Report of Independent Registered Public Accounting Firm	
[x]	(a)	Facing Page	
[x]	(b)	Statement of Financial Condition	3
[x]	(c)	Statement of Income	4
[x]	(d)	Statement of Changes in Financial Condition	5
[x]	(e)	Statement of Changes in Member's Capital	6
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)	
[x]		Notes to Financial Statements	7-13
[x]	(g)	Computation of Net Capital	14
[x]	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	15
[x]	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3	15
[ ]	(j)	A Reconciliation, including Appropriate Explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for the Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)	
[ ]	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable)	
[x]	(l)	An Oath or Affirmation	
[ ]	(m)	A Copy of the SIPC Supplemental Report (Filed Separately)	
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit	

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, John Knox, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to MCS Capital Markets LLC for the year ended December 31, 2016 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Knox — February 27 2017

Signature — Date

Financial and Operations Principal

Title

Subscribed and sworn to before me,

On this 27th day of February, 2017

Laura Jo Snyder

LAURA JO SNYDER
Notary Public - State of New York
No. 01SN6098730
Qualified in Kings County
My Commission Expires Sep. 22, 20 19

MCS Capital Markets LLC
(A wholly owned subsidiary of Merchant Capital Solutions LLC)
(SEC I.D. No. 8-68358)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2016 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 653 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of MCS Capital Markets LLC

We have audited the accompanying statement of financial condition of MCS Capital Markets LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MCS Capital Markets LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2017

MCS CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	43,143,307
Prepaid expenses and other assets		63,567
TOTAL ASSETS	$	43,206,874

LIABILITIES AND MEMBER'S CAPITAL

Income tax payable	$	10,000
Accounts payable and accrued expenses		174,397
Total liabilities		184,397
Commitments and contingencies (See Note 3)		
Member's capital		43,022,477
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	43,206,874

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

MCS Capital Markets LLC (the "Company"), a wholly owned subsidiary of Merchant Capital Solutions LLC (the "Parent or MerchCap"), is a limited liability company that was formed under the laws of Delaware. The Company was formerly named Sevara Capital Markets LLC and was a subsidiary of Sevara Partners, LLC ("Sevara") from its inception on June 22, 2009 through January 13, 2013. During January 2013 the Company was acquired by Merchant Capital Solutions LLC and changed its name to MCS Capital Markets LLC. MerchCap was previously a joint venture between KKR Capital Markets Holdings L.P. ("KCMH") and certain third parties. Effective in November 2016, KCMH became the sole owner of MerchCap. KCMH is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). KCMH and its affiliates provide administrative services to MerchCap and the Company pursuant to certain service agreements.

The Company provides principal and agency-based capital markets services to mid-market and sponsor-backed companies. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary operations are to provide capital markets, advisory and underwriting services to third party companies seeking to raise capital through the public or private capital markets.

2. Summary of Significant Accounting Policies

Basis of presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ materially from these estimates.

Cash and cash equivalents

The Company considers its investments in money market funds to be cash equivalents if the original maturities are 90 days or less. Cash and cash equivalents are held by a single financial institution and are subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such cash equivalents, totaling $42,508,824, are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NAV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

Financial instruments not measured at fair value
Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Prepaid expenses and other assets, Income tax payable, and Accounts payable and accrued expenses.

Income tax
The Company is a limited liability company organized under the laws of Delaware. Because the Parent is the Company's sole member, the Company is treated as a disregarded entity for federal, state and local income tax purposes. Effective November 2016, KCMH is the sole shareholder of the Parent, and is treated as a partnership for federal, state and local income tax purposes and is therefore subject to New York City ("NYC") unincorporated business tax ("UBT") at a statutory rate of 4%. As the sole member of the Company, the Parent is entitled to reimbursement from the Company for any UBT liability arising from its allocable share of NYC source income.
The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2016, these differences were immaterial.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is su bject to ongoing reevaluation as facts and circumstances may require.

In the normal course of business, the Parent is subject to examination by federal, state and local income tax regulators. As of December 31, 2016 the Parent's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination for the tax years 2013 through 2015.

Related party
Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

Effective January 15, 2013 the Company entered into a services agreement with KCMH (the "Services Agreement") whereby KCMH and its affiliates provide services, office facilities, office equipment, and personnel reasonably necessary to operate the business of the Company. See Note 4, "Related party and affiliate transactions" for further discussion on related party transactions.

3. Commitments and Contingences

Litigation
From time to time, the Company is involved in legal proceedings, lawsuits and claims incidental to the conduct of the Company's business. The Company's business is also subject to extensive regulation, which may result in regulatory proceedings against it. As of December 31, 2016, the Company believes that these matters will not have a material impact upon the financial statement.

4. Related party and affiliate transactions

Fee sharing
During 2016, the Company and a lending affiliate (the "SPV") collectively entered into financing commitments for certain loans resulting in the Company and the SPV earning various fees to the

extent the financing obligations were syndicated to third parties or were otherwise replaced with securities offerings affected by the Company.

The Company and a related party entered into various fee sharing arrangements for services rendered in connection with the arrangement of certain credit facilities.

Employee benefits
KCMH is a participant in KKR's self-insured medical insurance plan; accordingly, all eligible employees of KCMH, who provide services to the Company, are covered under the plan.

5. Profit Sharing Plans

Certain employees of KCMH, who provide services to the Company, are participants in KKR's defined contribution plan. KKR contributes up to a maximum of 10% of each employee's eligible compensation up to a maximum of $17,500 per employee per annum.

With respect to a KKR affiliate's interest in KKR's funds and co-investment vehicles that provide for carried interest, such affiliate may allocate to certain eligible employees of KCMH, who provide services to the Company, a portion of the carried interest earned in relation to these funds as part of its carry pool. The KKR affiliate currently allocates approximately 40% of the carry it earns from these funds and vehicles to its carry pool. The Company records compensation costs related to carry pool allocations incurred by such affiliate on behalf of the KCMH employees who provide services to the Company The Company does not reimburse KKR for such carry pool allocations; accordingly all such amounts are deemed to be noncash capital contributions.

6. Equity-Based Compensation

Certain employees of KCMH, who provide services to the Company, are participants in equity-based compensation plans sponsored by KKR affiliates. Units are granted to individuals by such affiliates, and the Company records allocated compensation costs incurred by such affiliates on behalf of the Company. For each plan described below, the allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable and deemed a Covered Cost; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the KCMH employees who provide services to the Company participate.

KKR Holdings Units
Eligible employees of the Parent, who are providing services to the Company, have been granted units in KKR Holdings L.P. (the "Holdings Units"), a KKR affiliate, which are generally subject to minimum retained ownership requirements and in certain cases, transfer restrictions, and allow for the ability to exchange the Holdings Units into units of its publicly traded affiliate, KKR & Co. L.P. (the "Common Units"), on a one-for-one basis. Except for any Holdings Units that were deemed fully vested on the date of grant, Holdings Units are subject to service based vesting generally over a three to five year period from the date of grant. Transfer restriction periods, if applicable, generally last for a minimum of (i) one year with respect to one-half of the interests vesting on any vesting date and (ii) two years with respect to the other one-half of the interests vesting on such vesting date. While providing services to the Company or one of its affiliates, these individuals may also be subject to minimum retained ownership rules requiring them to continuously hold 25% of their vested interests. Upon separation from the Company and KKR affiliates, certain Holdings Unit holders will be subject to the terms of a non-compete agreement

that may require the forfeiture of certain vested and unvested Holdings Units should the terms of the non-compete be violated. Holders of Holdings Units are entitled to participate in distributions received by KKR Holdings only to the extent that such Holdings Units are vested.

Compensation expense on Holdings Units is calculated based on the fair value of a Holdings Unit determined using the closing price of the Common Units on the grant date. KKR has made equal quarterly distributions to holders of its common units in an amount of $0.16 per common unit per quarter ($0.64) for financial results from the first quarter of 2016 through the fourth quarter of 2016. Accordingly, for grants made subsequent to December 31, 2015, the discount for lack of participation rights in the expected distributions on unvested units was based on the $0.64 expected distribution. Expense is recognized on a straight line basis over the life of the award and assumes a forfeiture rate of up to 8% annually based upon expected turnover by employee class.

Public Equity Units

Under the KKR & Co. L.P. 2010 Equity Incentive Plan, KKR granted awards to employees of the Parent, who provide services to the Company, that relate to Common Units which generally vest over a three to five year period from the date of grant. In certain cases, these awards are subject to transfer restrictions and/or minimum retained ownership requirements. Compensation expense on these awards is calculated based on the fair value of Common Units on the grant date. The grant date fair value of unvested Common Units is discounted for the lack of participation rights in the expected distributions on such Common Units, which ranges from 8% to 56% (for awards granted prior to December 31, 2015), multiplied by the number of unvested Common Units on the grant date. KKR has made equal quarterly distributions to holders of its common units in an amount of $0.16 per common unit per quarter ($0.64 per year) for financial results from the first quarter of 2016 through the fourth quarter of 2016. Accordingly, for grants made subsequent to December 31, 2015, the discount for lack of participation rights in the expected distributions on unvested units was based on the $0.64 expected distribution. Expense is recognized on a straight line basis and assumes a forfeiture rate of up to 8% annually based upon expected turnover by employee class.

7. Regulatory Requirements

The Company is subject to the Alternative Standard which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items as defined. At December 31, 2016 the Company had net capital of $42,122,679 which exceeded the required net capital of $250,000 by $41,872,679.

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

8. Subsequent Events

The Company evaluated subsequent events through the date this financial statement was issued, and identified no subsequent events that should be disclosed in the notes to the financial statement.

* * * * *



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 653 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of MCS Capital Markets LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MCS Capital Markets LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:paragraph (k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2017

Exemption Report

MCS Capital Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) throughout the period from January 1, 2016 through December 31, 2016 without exception.

MCS Capital Markets LLC

I, John Knox, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Financial and Operations Principal

February 27, 2017